FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of February, 2003

Wheaton River Minerals Ltd.

(Translation of registrant’s name into English)

Suite 1560, 200 Burrard St., Vancouver, British Columbia V6C 3L6 Canada

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

Exhibit Index

EXHIBIT NO.	DESCRIPTION

99.1

Wheaton River Minerals Ltd. Technical Report on Miningand Processing Assets of Peak Gold Mines, in New South Wales, Australia and Minera Alumbrera Ltd. in Argentina by Micon International Limited dated January 2003

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON RIVER MINERALS LTD.

(Registrant)

Date: February 28, 2003	By:	/s/ T. DEREK PRICE

	Name:	T. Derek Price
	Title:	Vice President, Finance and Chief financial Officer

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